Exhibit (a)(1)(E)

CORPORATE HEADQUARTERS 3788 Fabian Way Palo Alto, CA 94303 650.798.1200 Fax: 650.798.1403 Web Site: www.southwall.com

October 25, 2011

Dear Southwall Stockholder:

We are pleased to inform you that on October 6, 2011, Southwall Technologies Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Solutia Inc. (“Parent”) and Backbone Acquisition Sub Inc., a wholly owned subsidiary of Parent (“Purchaser”) pursuant to which Purchaser commenced a tender offer on October 25, 2011 to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company for $13.60 per share in cash, without interest and less any applicable withholding taxes.

If successful, the tender offer will be followed by the merger of the Purchaser with and into the Company, with the Company continuing as the surviving corporation in the merger. In the merger, all of the Company’s outstanding shares, other than those owned by Parent, Purchaser, any other subsidiary of Parent, any subsidiary of the Company or in the treasury of the Company and any stockholders who are entitled to exercise and have properly exercised appraisal rights under Delaware law, will be converted into the right to receive the same cash payment as in the tender offer.

The Board of Directors of the Company has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, are advisable, fair to and in the best interests of the Company and its stockholders and authorized, approved and adopted the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, on the terms and subject to the conditions set forth therein. Accordingly, the Board of Directors of the Company unanimously recommends that the Company’s stockholders accept the tender offer, tender their shares into the offer and, to the extent required by applicable law, approve the merger and adopt the Merger Agreement.

Accompanying this letter is (i) a copy of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Purchaser’s Offer to Purchase, dated October 25, 2011, which sets forth the terms and conditions of the tender offer and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the tender offer. We urge you to read the enclosed materials carefully. Unless subsequently extended, the tender offer is scheduled to expire at midnight New York City time on the night of Tuesday, November 22, 2011 (which is the end of the day on November 22, 2011).

Sincerely,

/s/ Andre R. Horn
Andre R. Horn Chairman of the Board